SUMMIT BANK CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 2, 2005

The Annual Meeting of Shareholders of Summit Bank Corporation (the "Company") will be held at The Summit National Bank, 4360 Chamblee Dunwoody Road, Suite 300, Atlanta, Georgia 30341, on the 2nd day of May 2005, at 3:00 p.m. (Atlanta time) for the following purposes:

1.   To elect six members to the Board of Directors;
2.   To consider such other matters as may properly come before the meeting or any adjournment of the meeting.

Only holders of record of the Company's common stock at the close of business on March 15, 2005 will be entitled to notice of and to vote at the meeting. The stock transfer books will remain open.

A Proxy Statement and a proxy solicited by the Board of Directors are enclosed. Please sign, date, and return the proxy promptly to the Company in the enclosed reply envelope. This will assist us in preparing for the meeting.

All shareholders are cordially invited to attend the meeting.

By Order of the Board of Directors:

   /s/ H. A. Dudley, Jr.
H. A. Dudley, Jr.
Acting Secretary

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING.

SUMMIT BANK CORPORATION
4360 Chamblee-Dunwoody Road
Atlanta, Georgia 30341

March 24, 2005

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 2, 2005

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Summit Bank Corporation (the "Company") for use at the Annual Meeting of Shareholders (the "Meeting") to be held on Monday, May 2, 2005, at 3:00 p.m. (Atlanta time), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The meeting will be held at The Summit National Bank, 4360 Chamblee Dunwoody Road, Suite 300, Atlanta, Georgia 30341. All proxies will be voted in accordance with the instructions contained in the proxies. If no choice is specified, proxies will be voted "FOR" the election to the Board of Directors of all the nominees listed below under "ELECTION OF DIRECTORS," and in accordance with the best judgment of the proxy holder on any other matters which may come before the meeting. Any shareholder may revoke a proxy given pursuant to this solicitation prior to the meeting by delivering to the Secretary of the Company either an instrument revoking it or a duly executed proxy bearing a later date, or by attending the meeting and voting in person. All written notices of revocation or other communications relating to proxies or the meeting should be delivered to the Company at its principal executive office, 4360 Chamblee Dunwoody Road, Suite 300, Atlanta, Georgia 30341, Attention: H. A. Dudley, Acting Secretary. The telephone number for the office is (770) 454-0400.

The Company has fixed March 15, 2005 as the record date for determining the shareholders entitled to notice of and to vote at the meeting. At the close of business on the record date, there were outstanding and entitled to vote 5,694,604 shares of common stock of the Company, $.01 par value per share, held by approximately 342 shareholders of record. Additionally, there were approximately 1,267 beneficial holders of common stock. Each share of common stock is entitled to one vote. A majority of the outstanding shares of common stock must be represented at the meeting, in person or by proxy, to constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Directors are elected by a plurality of the shares present in person or by proxy and entitled to vote. Only those votes actually cast will be counted for the purpose of determining whether a particular nominee received sufficient votes to be elected. Accordingly, abstentions will not affect the outcome of the vote. Broker non-votes, which occur when a broker submits a proxy card without exercising discretionary voting authority on a non-routine matter, do not exist in the context of an uncontested election of directors.

All other matters that may properly come before the meeting require the affirmative vote of a majority of shares of common stock present in person or by proxy and entitled to vote on such matter. Abstentions and broker non-votes will be counted in determining the minimum number of votes required for approval and will, therefore, have the effect of negative votes. Abstentions and broker non-votes will not be counted as votes for or against approval of any other matter properly brought before the meeting.

This Proxy Statement and the accompanying form of proxy were first mailed to the shareholders on or about March 31, 2005. An Annual Report to Shareholders, including a letter to shareholders from the Chairman of the Board of the Company, the Company's audited consolidated financial statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations, accompanies this Proxy Statement.

1

ELECTION OF DIRECTORS

Article Fourteen of the Company's Amended and Restated Articles of Incorporation provides that the Board of Directors shall be divided into three classes with each class to be as nearly equal in number as possible. Article Fourteen also provides that the three classes of directors are to have staggered terms, so that the terms of only approximately one-third of the Board will expire at each Annual Meeting of Shareholders and each director serves a three-year term.

The current Class I directors are Aaron I. Alembik, Jack N. Halpern, Sion Nyen (Francis) Lai, Shih Chien (Raymond) Lo, W. Clayton Sparrow, Jr., and Pin Pin Chau. The current Class II directors are Peter M. Cohen, Donald R. Harkleroad, Shafik H. Ladha, Paul C. Y. Chu, and Howard H. L. Tai. The current Class III directors are Gerald L. Allison, Jose I. Gonzalez, James S. Lai, Nack Y. Paek, Carl L. Patrick, Jr., and David Yu. The Board of Directors has determined that all of its directors, except for Ms. Chau and Mr. Yu are independent pursuant to Nasdaq Stock Market regulations. The terms of the Class I directors expire this year. Those current Class I directors who have been nominated for re-election are listed below.

The table below sets forth certain information about the nominees, including the class of directors for which the nominee is being nominated, the nominee's age, his or her position with the Company and his or her position with the Company's principal operating subsidiary, The Summit National Bank (the "Bank"). The persons named in the accompanying proxy intend to vote for the election of the nominees identified below to serve for a three-year term, expiring at the 2008 Annual Meeting of Shareholders. If any nominee is unable or fails to accept nomination or election (which is not anticipated), the persons named in the proxy, unless specifically instructed otherwise in the proxy, will vote for the election in his or her stead for such other person as management may recommend.

Nominees

Director Name	Class	Age	Position With The Company	Position With The Bank
Aaron I. Alembik	I	74	Director	None
Jack N. Halpern	I	55	Director	None
Sion Nyen (Francis) Lai	I	50	Director	Director
Shih Chien (Raymond) Lo	I	60	Director	None
W. Clayton Sparrow, Jr.	I	58	Director	Director
Pin Pin Chau	I	65	Director/CEO	Director/CEO

Aaron I. Alembik, has been a director of the Company since its inception in July 1987 and is a former partner in the Atlanta law firm of Alembik and Alembik. From 1958 to 1996, he was active in the practice of real estate, business and corporate law. Mr. Alembik retired from his law practice in 1997. Mr. Alembik is also involved in the ownership, management and operation of numerous real estate ventures. Mr. Alembik, who was born in France, is a naturalized U.S. citizen, and has been a resident of Atlanta since 1957. Mr. Alembik is a graduate of the School of Foreign Service, Georgetown University and the National Law Center of George Washington University. Mr. Alembik is a member of the Georgia and Virginia Bar Associations.

Jack N. Halpern, has been a director of the Company since its inception in July 1987 and served as Chairman from April 1998 through April 2000. Mr. Halpern is the President of Halpern Enterprises, Inc., an Atlanta-based owner, operator and manager of various commercial real estate ventures. His companies currently control in excess of three million square feet of retail space in the Atlanta area. In his capacity as a principal of Halpern Enterprises, Inc., Mr. Halpern has assisted numerous Asian and Hispanic immigrants in the establishment of retail businesses in the Atlanta area. Mr. Halpern holds degrees from Harvard University and the University of Georgia Law School. He is active in various civic organizations and is the immediate past President of the Jewish Federation of Greater Atlanta.

Sion Nyen (Francis) Lai, has been a director of the Company since December 1987 and is currently a member of the Company's Loan and Compensation Committees. He has been President and principal shareholder of Fulton Beverage Center, Inc. since 1984. Prior to 1984, Mr. Lai worked with Hock Hua Bank Berhad in Sabah, Malaysia. Mr. Lai earned an Associates Degree from New York State University, and B.A. in Economics and M.B.A. degrees from Mercer University in Atlanta.

Shih Chien (Raymond) Lo, has been a director of the Company since December 1987. He is the President and principal shareholder of Lo Brothers Associates, an exporter of American hardwood and forest products. Prior to that, Mr. Lo was employed by Roberts and Company, architects, and by Portman and Associates. Mr. Lo earned a Masters Degree in Architecture from the Georgia Institute of Technology.

W. Clayton Sparrow, Jr., has been a director of the Company since its inception in July 1987, has served as Chairman and Vice Chairman of the Company, and is currently Chairman of the Company's Credit Risk Management Committee. He is a partner in the national law firm of Seyfarth Shaw. Mr. Sparrow's corporate and business law practice includes the general counsel representation of domestic and multinational businesses, as well as mergers and acquisitions. His professional activities include membership in the American and International Bar Associations, the State Bar of Georgia, and past Chairman of the International Transactions Section and Director of the Atlanta Bar Association. Mr. Sparrow is a graduate of the Georgia Institute of Technology (B.S. Physics), Georgia State University (MBA Finance) and the University of Georgia Law School. He is a member of the Board of Advisors at the College of Sciences, Georgia Tech and is a past President of the Georgia State University Alumni Association. Mr. Sparrow has held Director and officer positions with the DeKalb Chamber of Commerce, the Japan-American Society, the Korea U.S. Chamber of Commerce, the Georgia State University Foundation, and the Georgia Tech Alumni Association. He retired from the U.S. Naval Reserve in the rank of Captain.

Pin Pin Chau, has served as CEO of the Company since 1999. She has been President and Chief Executive Officer of the Bank since joining the Company in 1993. Prior to Summit, Ms. Chau was President and CEO of the United Orient Bank in New York City. She began her banking career in 1970 with National Westminster Bank, USA (Fleet, Bank America), where she remained until 1987. Her experience included, at various times, commercial lending, branch management, international lending and trade finance. Ms. Chau holds a B.A. degree from Coe College and an M.A. degree from Yale University. She is a graduate of the Stonier Graduate School of Banking and has completed graduate courses in accounting from the Stern School of Business at New York University. Mrs. Chau serves on various non-profit boards including gubernatorial appointments to a public finance committee and an economic development board.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE SIX NOMINEES NAMED ABOVE.

The following persons are directors in the classes with terms expiring in 2006 and 2007.

Class II Directors - Term expires in 2006:

Peter M. Cohen, 57, has been a director of the Company since its inception in July 1987 and served as Vice Chairman of the Board of Directors and Secretary of the Company from December 1987 until February 1990. He is the Chairman of the Company's Nominating Committee and, also, currently serves on the Company's Executive Committee. From 1984 until 2003, Mr. Cohen was President of Trident Corporate Services Inc., a member of the Trident Trust Group, which provides international corporate, trust & mutual fund administration services to foreign and U.S. clients. He is currently President of IF Consulting Services, LLC.

Mr. Cohen has practiced as an attorney both abroad and in the U.S. He was associated with the Atlanta-based office of the Wildman, Harrold, Allen, Dixon & Branch law firm from 1980 until 1984 and is a member of the Atlanta, Georgia, American, and International Bar Associations. Mr. Cohen also has been a member of the adjunct faculty of Emory Law School in the areas of international law and international tax. Mr. Cohen, who is a naturalized citizen, holds degrees from Rhodes University, the University of Stellenbosch Law School and University College, University of London.

Donald R. Harkleroad, 61, has been a director of the Company since its inception in July 1987 and is currently a member of the Company's Compensation and Nominating Committees. He is President of The Bristol Company and its subsidiaries, a diversified investment and management holding company with interests in finance, food, technology, and natural resources. Mr. Harkleroad is a graduate of the University of Georgia and of New York University School of Law, where he was Editor-in-Chief of The Journal of International Law & Politics and is a Weinfeld Associate. Mr. Harkleroad is past Chairman of the International Law Section and of the Corporation and Banking Law Section of the State Bar of Georgia, as well as Chairman of the Taxation Committee of the American Bar Association's Business Law Section; he served for several years as Adjunct Professor of Law at Emory Law School, teaching in the areas of corporate, partnership, and tax law. He is a director of the Society of International Business Fellows and a member of the World Economic Forum. Mr. Harkleroad is also a member of the Boards of Directors of Internet Commerce Corporation (ICCA) and Lighting Science Group Corporation (PXGC), as well as of several non-public companies.

Shafik H. Ladha, 58, has been a director of the Company since February 1988 and served as Vice Chairman of the Company from April 1994 to April 1996. Mr. Ladha serves on the Company's Credit Risk Management Committee. Mr. Ladha is the Chairman/CEO of Ladha Holdings, Inc., a closely held business, and its subsidiaries, including the Petroleum Group, LLC. Mr. Ladha has served for four years as Chairman of the Aga Khan Foundation, USA National Committee (which is part of the global Aga Khan Development Network). He also served on the Board of Governors of the International Club of Atlanta.

Paul C.Y. Chu, 54, has been a director of the Company since May 1993 and is the Chairman of the Novax Group of computer software development companies. Novax was organized to provide financial management software such as accounting and point of sale for specific vertical market applicators. Trained as an attorney at law and certified public accountant, Mr. Chu spent three years from 1976 to 1979 with Ernst & Young as an auditor and tax consultant. From 1980 to 1983, he worked for Amerex Trading Co. as President in charge of its Taiwan operation. From 1983 to 1987 he served as chief of investments for the Ministry of Economic Affairs of Taiwan responsible for attracting foreign investments. Mr. Chu received his Juris Doctor degree from Pace University Law School and his MBA in Finance from Columbia University Business School. He graduated from Soochaw University in Taiwan with a B.A. in Economics.

Howard H. L. Tai, 73, has been a director of the Company since its inception in July 1987 and served as Executive Vice President of the Company from October 1987 until September 1988. Mr. Tai has been an Atlanta-based real estate investor since 1981. Mr. Tai is a graduate of the College of Law of the National

University of Taiwan and holds a master of law degree from Waseda University of Tokyo, Japan. His prior business experience includes serving as Executive Vice President of Shin-kong Synthetic Fibers Corporation located in Taiwan, the Republic of China.

Class III Directors - Term expires in 2007:

Gerald L. Allison, 67, Vice Chairman of the Company, became a director of the Company in April 1989, and served as Vice Chairman of the Company from February 1990 to May 1992 and from April 1998 to April 2000. He currently serves on the Nominating, Compensation, Executive and Credit Risk Management Committees of the Company. Mr. Allison is the CEO and Chairman of AJC International, Inc., a major Atlanta-based export and import trading company for food and agricultural products. Mr. Allison obtained his B.A. in Economics from Northern Illinois University and has been a resident of Atlanta since 1967.

*Jose Ignacio Gonzalez,*50, served as Chairman of the Company and Vice Chairman of the Bank from April 2002 to April 2004. He has been a director of the Company since April 1998. He also serves on the Company's Loan, Audit, and Credit Risk Committees. Mr. Gonzalez is a founding partner for PanAmerican Logistics, LLC, a third party total logistics provider for the cut-flower industry. Mr. Gonzalez was recently appointed by Governor Perdue as the Executive Director of Hemisphere, Inc. to lead the campaign to attract the permanent Secretariat of the Free Trade Area of the Americas to the state of Georgia. He is the past president and CEO of PanAmerican Logistics, LLC and Perishables Group International JV, LLC, and is a founding partner of PanAmerican Transport, LLC. In 1992, he founded Arcoffee Corporation, an importer/wholesaler of premium coffee brands, and served as its President and CEO until 1997. Prior to 1992, Mr. Gonzalez served as the first Executive Director of the Atlanta Hispanic Chamber of Commerce.

Mr. Gonzalez received his B.S. degree in Management from Purdue University and his MBA from Mercer University. Mr. Gonzalez currently serves on the Advisory Board of The Carter Center and on the Boards of Directors of the Atlanta Convention & Visitors Bureau and the Georgia Foreign Trade Zone. He has served as Regional Chair on the national board of the United States Hispanic Chamber of Commerce, as well as Chairman of the Dekalb Chamber of Commerce and the Atlanta Hispanic Chamber of Commerce. He also served on the executive committee and board of the metro Atlanta Chamber of Commerce.

James S. Lai, Ph.D., 67, was Chairman of the Board of Directors from April 2000 to April 2002, and has been a director of the Company since its inception in July 1987. He is currently a member of the Company's Credit Risk Management, Compensation, Audit, and Loan Committees. He served as Vice Chairman of the Bank from April 1996 to April 2002. Dr. Lai is an Emeritus Professor of Civil Engineering at the Georgia Institute of Technology. Dr. Lai is the sole owner of Pavtec Engineering Technology, Inc. which specializes in engineering consulting. Dr. Lai was elected President of the Association of Chinese Scholars in the Southeastern United States in 1985. Dr. Lai received his Ph.D. from Brown University in 1967.

Nack Y. Paek, 63, a director of the Company since its inception in July 1987, served as Chairman of the Board from May 1992 to April 1994. He currently serves as Chairman of the Company's Audit Committee and is also a member of the Asset-Liability Committee. He is President of Government Loan Service Corp. which specializes in originating and servicing SBA loans. Mr. Paek obtained a B.S. degree from Seoul National University and an MBA from Northern Illinois University. His business experience includes management positions with Korea Explosive Manufacturing Co., Seoul, and Continental Insurance Co., Atlanta, where he was Director of Regional Auditing. From 1980 to 1990, Mr. Paek was sole owner of the local accounting firm of Nack Y. Paek, P.C. with its clientele being predominantly members of the Asian immigrant communities. Mr. Paek is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants. Mr. Paek also serves as Chairman of the board of Directors of the Center for Pan-Asian Community Services, Inc.

Carl L. Patrick, Jr., 58, Chairman of the Company since April 2004, has been a director since the inception of the Company in July 1987. He is also currently Chairman of the Company's Compensation and Executive Committees and is a member of the Audit, Asset-Liability, and Loan Committees. He served as Chairman of the Board of Directors of the Company from February 1990 to May 1992. Mr. Patrick is a lawyer and a certified public accountant (CPA) with degrees from Duke University, Georgia State University and the University of Georgia School of Law. As a CPA with Arthur Andersen & Co. and with Arthur Young & Co. for an aggregate of approximately ten years, Mr. Patrick had extensive exposure to the accounting and tax aspects of real estate, banking, small business, and international transactions. Mr. Patrick is a member of the American and Georgia Bar Associations. He is a director and principal shareholder of Carmike Cinemas, Inc. and Co-Chairman of PGL Entertainment Corporation, a local motion picture production company in Atlanta.

David Yu, 54, is the founder and organizer of Summit Bank Corporation and The Summit National Bank. He served as President and CEO of the Company until December 1989, at which time he was elected Chairman of the Board of Directors of the Bank. Before organizing Summit Bank Corporation and The Summit National Bank, Mr. Yu worked for The Citizens and Southern National Bank and First National Bank of Atlanta. From 1976 to 1980, Mr. Yu was employed as an Assistant National Bank Examiner by the Office of the Comptroller of the Currency in Atlanta.

Mr. Yu is actively involved in civic and community activities. He is currently on the board of the Salvation Army, DeKalb Chamber of Commerce, Georgia Theatre of the Stars, Georgia Council for the Arts, Emory Board of Visitors, and a member of the Chinese American Lions Club of Atlanta. Presently, he is chairman of the International Village Cultural & Community Center. Also, Mr. Yu was recognized in Georgia Trend Magazine as one of the "100 Most Influential Georgians" in 2000.

Mr. Yu is founder and past Chairman of the Board of the Chinese Community Center. He also has served on the Board of the Atlanta Chamber of Commerce, Metro Atlanta Community Foundation, United Way, Zoo Atlanta, Arts and Business Council, Latin American Association and Leadership Atlanta. He also serves on the Georgia Human Relations Commission and Atlanta Sister Cities Commission. Mr. Yu received his MBA degree in International Business from Georgia State University and his BS degree in Business Administration from Virginia Commonwealth University.

Other Executive Officers of the Company:

H.A. Dudley, Jr., 56, has served as Executive Vice President and Chief Lending Officer of the Bank since joining the Bank in January 1991 and was elected Executive Vice President of the Company in April 1995. He is currently Acting Secretary for the Company. Prior to joining the Bank, Mr. Dudley was a Vice President of Wachovia Bank, N.A. where he served from 1983 to 1991 as a District Manager in the Atlanta Retail Bank. Mr. Dudley received his B.S. in Business Administration from Auburn University.

RELATED PARTY TRANSACTIONS

Certain officers and directors of the Company and their affiliates, including corporations and firms of which they are officers or in which they and/or their families have an ownership interest, have deposit accounts with the Bank and may have other transactions with the Company or the Bank, including loans from the Bank, in the ordinary course of business. In the opinion of the Board of Directors of the Company, the terms of all of the transactions with such persons and entities were no less favorable to the Company and the Bank than terms available in comparable transactions from others, and such terms were as favorable as terms that could have been obtained in arms length transactions with independent third parties. The Company and the Bank expect to have such transactions on similar terms with their directors, executive officers and their affiliates in the future. All commitments, loans or other extensions of credit made by the Bank or the Company to officers, directors, and principal shareholders of the Company and to affiliates of such persons have been made in the ordinary course of business on terms, including interest rates and collateral, deemed by the Bank or the Company to be substantially the same as those prevailing at the time for comparable transactions with independent third parties and do not involve more than the normal risk of collectibility or present other unfavorable features. There were no loans outstanding by the Bank to the Company's directors, executive officers, or their affiliates as of December 31, 2004.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Directors, executive officers and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file. During 2004, all Form 4 reports were filed timely to the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 2004, for all of the Company's directors, executive officers and beneficial owners of over 10% of the Company's outstanding common stock.

BOARD COMMITTEES AND MEETINGS

Audit Committee

The Company has an Audit Committee of the Board of Directors consisting of Nack Y. Paek (Chairman), Carl Patrick, Jose Gonzalez, and James Lai. The Audit Committee's functions include (1) engaging, overseeing, retaining and compensating the independent auditors in determining the scope of their services; (2) monitoring the independence of the independent auditors; (3) pre-approving all audit and allowable non-audit services to be provided by the independent auditors; (4) determining that the Company has adequate administrative, operating and internal accounting controls and that it is operating in accordance with prescribed procedures; and (5) serving as an independent party in the review of the Company's financial information prior to its distribution to the Company's shareholders and the public. A copy of its charter is attached as Appendix A.

The Board of Directors has determined that each Audit Committee member is independent in accordance with Nasdaq Stock Market and Securities and Exchange Commission ("SEC") regulations. None of the members of the Audit Committee has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years. The Board has also determined that Messrs. Nack Paek and Carl Patrick, Jr. meet the criteria specified under applicable SEC regulations for an "audit committee financial expert" and that all of the Committee members are financially sophisticated in accordance with Nasdaq Stock Market Standards.

Nominating Committee

The Company has a Nominating Committee, consisting of Peter Cohen (Chairman), Donald Harkleroad, Howard Tai, Gerald Allison, and Jose Gonzalez. Each of the Committee members is independent under Nasdaq Stock Market listing standards.

The Company's By-Laws provide that shareholders wishing to nominate directors for election may do so by sending a written notice to the President of the Company not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days' notice of the meeting is given to the shareholders, such nominees shall be mailed or delivered to the President of the Company not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain, to the extent known to the shareholder, (1) the name and address of each proposed nominee, (2) the principal occupation of each proposed nominee, (3) the total number of shares of capital stock of the Company that will be voted for each proposed nominee, and (4) the name and residence address of the notifying shareholder. Nominations not made in accordance with this procedure may be disregarded by the chairperson of the meeting at his/her discretion, and upon his/her instructions, the vote teller may disregard all votes cast for each such nominee.

The Committee has not adopted a formal policy or process for identifying or evaluating nominees, but informally solicits and considers recommendations from a variety of sources, including other directors, members of the community, customers and shareholders of the bank, and professionals in the financial services and other industries. Similarly, the Committee does not prescribe any specific qualifications or skills that a nominee must possess, although it considers the potential nominee's business experience; knowledge of the Company and the financial services industry; experience in serving as a director of the Company or another financial institution or public company generally; wisdom, integrity and analytical ability; familiarity with and participation in the communities served by the Company; commitment to and availability for service as a director; and any other factors the Committee deems relevant.

Compensation Committee

The Company's Compensation Committee consists of Carl L. Patrick, Jr. (Chairman), Dr. James S. Lai, Gerald Allison, Sion Nyen (Francis) Lai, and Donald Harkleroad. Each of the members of the Compensation Committee is independent under Nasdaq Stock Market listing standards. This Committee reviews the compensation of the Chief Executive Officer and senior officers of the Company and the Bank.

In 2004, the Board of Directors of the Company met four times, the Board of Directors of the Bank met twelve times, the Audit Committee met fourteen times, the Nominating Committee met twice, and the Compensation Committee met six times. During 2004, each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors and (2) the total number of meetings held by all Committees of the Board on which he or she served, except for Mr. Jose Gonzalez. The Company does not have a policy regarding director attendance at annual shareholders' meetings. All of the eighteen Company's directors attended the 2004 annual meeting of shareholders.

AUDIT COMMITTEE REPORT

The Audit Committee reports as follows with respect to the Company's 2004 audited consolidated financial statements:

Management is responsible for the Company's internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and the independent auditors to review and discuss the Company's December 31, 2004 consolidated financial statements. The Audit Committee also discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also received written disclosures from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors that firm's independence.

Based upon the Audit Committee's discussions with management and the independent auditors, and the Audit Committee's review of the representations of management and the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's 2004 audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, to be filed with the Securities and Exchange Commission.

Nack Y. Paek, Chairman   Carl L. Patrick, Jr.   Jose Gonzalez   James Lai, Ph.D.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

During 2004, each non-employee director received an attendance fee of $500 for each meeting of the Board of Directors of the Company and $800 for each meeting of the Board of Directors of the Bank, as well as a fee of $250 for each Loan Committee, and $200 for each Credit Risk Management, Asset-Liability, Audit, Compensation, or Nominating Committee meeting attended. The Company's chairman received an additional $1,000 per meeting of the Board of Directors of the Company, and the committee chairmen received an additional $100 per committee meeting. A director who is an employee of the Company or the Bank receives no fees or other compensation for serving as a director, or as a member of a Board Committee, from either the Company or the Bank. Pursuant to this compensation arrangement, total fees of $43,700 were paid to Company directors, and total fees of $123,400 were paid to Bank directors in 2004, with each non-employee director receiving the following total amount:

Name	2004 Director Fees
Mr. Aaron Alembik	$1,500
Mr. Gerald Allison	16,150
Mr. Paul Chu	1,500
Mr. Peter Cohen	2,600
Mr. Jose Gonzalez	18,550
Mr. Jack Halpern	2,100
Mr. Donald Harkleroad	3,600
Mr. Shafik Ladha	15,050
Mr. Sion Nyen (Francis) Lai	16,100
Mr. James S. Lai	22,600
Mr. Shih Chien (Raymond) Lo	2,400
Mr. Nack Paek	17,750
Mr. Carl Patrick, Jr.	27,250
Mr. W. Clayton Sparrow, Jr.	17,550
Mr. Howard Tai	2,400

In addition to the cash retainers described above, directors are eligible to receive options, although there is not a prescribed formula for such grants. None of our non-employee directors received options during 2004, but on February 28, 2005, the Compensation Committee authorized the grant of options to purchase 5,000 shares of common stock to each non-employee director. The options had an exercise price of $15.01 per share, representing the fair market value of the underlying common stock on the date of grant, vested immediately upon grant, and expire ten years from the date of grant.

Executive Compensation

The following table shows the compensation paid by the Company during the years ended December 31, 2004, 2003, and 2002, to the Company's Chief Executive Officer and each of the other executive officers of the Company who earned more than $100,000 in combined salary and bonus during the year ended December 31, 2004. We have omitted information on "perks" and other personal benefits because the aggregate value of these items does not meet the minimum amount required for disclosure under Securities and Exchange Commission regulations.

SUMMARY COMPENSATION TABLE

| Name and Principal Company or Bank Position | Year | Annual Compensation | | Long-Term Compensation Awards | All Other Compensation |
		Salary	Bonus	Securities Underlying Options/SARs	
Pin Pin Chau	2004	$173,250	$78,582	1,500(3)	$8,714(1)
Chief Executive Officer of the	2003	165,000	154,920	--	8,525(1)
Company; President and Chief	2002	156,630	260,000	--	8,317(1)
Executive Officer of the Bank					
David Yu	2004	145,650	39,291	1,500(3)	3,627(2)
President of the Company;	2003	137,725	77,460	--	3,468(2)
Chairman of the Bank	2002	132,120	130,000	--	3,303(2)
Gary K. McClung	2004	123,530	39,291	1,500(3)	3,076(2)
Executive Vice President and	2003	117,650	77,460	--	2,941(2)
Chief Financial Officer	2002	111,000	130,000	--	--
of the Company and the Bank (4)					
H.A. Dudley, Jr.	2004	120,900	39,291	1,500(3)	3,011(2)
Executive Vice President	2003	115,150	77,460	--	2,879(2)
of the Company and the Bank	2002	107,700	130,000	--	2,693(2)

(1) Consists of $4,400 in life insurance premiums paid by the Company each year and 401(k) contributions paid by the Company of $4,314, $4,125, and $3,917 in 2004, 2003 and 2002, respectively.

(2) Consists of 401(k) contributions paid by the Company

(3) Adjusted for 50% stock dividend awarded on February 17,2004. See "Option/SAR Grants in Last Fiscal Year" for the terms of these options.

(4) Mr. McClung resigned from the Company and the Bank effective February 28, 2005.

Stock Option Grants

The following table sets forth information with respect to the executive officers listed in the Summary Compensation Table concerning options granted in 2004. All of the options vested immediately upon grant.

OPTION /SAR GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options/SARs Granted(1)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term	
					5%	10%
Pin Pin Chau	1,500	25%	$12.99	1/26/14	$12,255	$31,050
David Yu	1,500	25%	12.99	1/26/14	12,255	31,050
Gary K. McClung	1,500	25%	12.99	1/26/14	12,255	31,050
H.A. Dudley, Jr.	1,500	25%	12.99	1/26/14	12,255	31,050

(1) Adjusted for 50% stock dividend awarded on February 17, 2004.

Option Exercises and Holdings

The following table sets forth information with respect to the executive officers listed in the Summary Compensation Table concerning options exercised and unexercised options held as of the end of 2004.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Shares Acquired On Exercise(1)	Value Realized(2)	Number of Securities Underlying Unexercised Options at 2004 Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 2004 Year End(3) Exercisable/Unexercisable
Pin Pin Chau	--	--	1,500/0	$6,435/0
David Yu	--	--	1,500/0	6,435/0
Gary K. McClung	18,000	$186,480	1,500/0	6,435/0
H.A. Dudley, Jr.	19,500	119,250	0/0	0/0

(1) Adjusted for 50% stock dividend awarded on February 17,2004

(2) Based on the quoted market value per share of the Company's common stock on the date of exercise of the options.

(3) Based on the quoted market value per share of the Company's common stock on December 31, 2004 of $17.28 per share. The exercise price on all unexercised options was $12.99 per share.

Severance Agreements

The Company has severance agreements with each of its three current executive officers: Ms. Chau, Mr. Yu and Mr. Dudley. Mr. McClung's agreement terminated upon his resignation from the Company effective February 28, 2005. The agreements generally provide that in the event of involuntary termination or a change in the executive's position or compensation resulting from a change in the control of the Company due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive's annual base salary. These agreements have continuing three-year terms. See "Summary Compensation Table---Salary" for each executive's 2004 base salary and "Compensation Committee Report---Base Salary" for their 2005 salaries.

Retirement Compensation

On December 20, 2004, the Company entered into a Post Retirement Compensation Agreement with its Chief Executive Officer, Pin Pin Chau. The agreement provides for 15 annual payments of $24,000 each, beginning six months after her retirement from the Company, but no earlier than February 27, 2007. The Company recorded expense relating to this agreement in the amount of $73,217.

Compensation Committee Interlocks and Insider Participation

The Company's Compensation Committee consists of Carl L. Patrick, Jr. (Chairman), Dr. James S. Lai, Gerald L. Allison, Sion Nyen (Francis) Lai, and Donald Harkleroad. No member of the Compensation Committee has served as an executive officer of the Company, and no executive officer of the Company has served as a director or member of the Compensation Committee of any other entity of which a member of our Compensation Committee has served as an executive officer.

COMPENSATION COMMITTEE REPORT

Introduction

Under rules established by the Securities and Exchange Commission, a company must provide certain data and information regarding the compensation and benefits provided to its most highly compensated executive officers, but no disclosure is required for any executive officer, other than the Chief Executive Officer, whose total annual salary and bonus does not exceed $100,000. The disclosure requirements for the executive officers include the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting these individuals. The Compensation Committee of the Company has prepared the following report for inclusion in this Proxy Statement in response to such requirements.

The Company's Compensation Committee either approves or recommends to the applicable Board of Directors payment amounts and award levels for executive officers of the Company and the Bank. The report reflects the Company's compensation philosophy as endorsed by the Bank's and Company's Board of Directors and the Company's Compensation Committee, and actions taken by the Company for the reporting periods shown in the compensation tables supporting the report.

Compensation Committee Report
General

The Compensation Committee of the Company is composed of five independent, non-employee directors who have no "interlocking" relationships as defined by applicable regulations. The Compensation Committee fully supports the Company's philosophy that the relationship between pay and individual and Company performance is the cornerstone of the salary administration program, and that the reward of consistent, superior performance is equally important as the control of salary expense in the management of the Company's operating overhead. Pay for performance relating to executive officer compensation in these areas is based not only on individual performance and contributions but also on total Company performance relative to profitability and shareholder interests. The Compensation Committee makes recommendations to the Board of Directors: (1) to ensure that a competitive and fair total compensation package is provided to the directors and executive officers in order to recruit and retain quality personnel, (2) to ensure that written performance evaluations are made not less frequently than annually, and (3) periodically to review and revise salary ranges and total compensation programs for directors and executive officers using information provided by current surveys of peer group market salaries for specific jobs.

Base Salary

The Company's general philosophy is to provide base pay competitive with other banks and bank holding companies of similar asset size in the Southeast. Information regarding salaries paid by other financial institutions is obtained through formal salary surveys and other means and is used in the decision process to ensure competitiveness with the Company's peers and competitors. In establishing executive officer salaries and increases, the Compensation Committee considers individual performance on a subjective basis and the relationship of the officer's salary to the defined salary market. For executives other than the Chief Executive Officer, adjustments to base pay are recommended by the Chief Executive Officer and approved by the Compensation Committee using performance results documented and measured annually through a formal evaluation process that measures the quality of the executive's work in his or her area of responsibility, his or her leadership within the Company and the community, and other personal characteristics. Based on these factors, the Committee set 2005 base salaries at the following amounts for the following executive officers: Mr. Yu: $151,476; Mr. Dudley: $125,736. See "---Chief Executive Officer Compensation" below for information as to the establishment and adjustment of her salary.

Annual Cash Incentives

The Committee awards cash incentives to better align pay with individual and Company performance. Funding for the Cash Incentive Plan depends on the Company's first attaining defined performance thresholds for return on average equity, asset growth and net income growth. These performance thresholds promote a group effort by all key managers, and market information is used to establish competitive rewards that are adequate to motivate strong individual performance during the year. Once these thresholds are attained, the Compensation Committee, based in part upon recommendations from the Chief Executive Officer (except as to her own award), has discretion to approve awards to those officers who have made superior contributions to Company profitability as measured and reported through individual performance goals established at the beginning of the year. Based on their attainment of these goals, the executive officers named in the Summary Compensation Table received the bonuses listed therein for 2004. The Committee plans to continue to award cash incentives based on the same criteria for 2005.

Long-term Incentives

Another major objective of the Compensation Committee is to reward executives for increasing shareholder value by providing them with opportunities to earn and acquire a meaningful ownership interest in the Company. Toward that end, the Committee grants stock-based incentive awards under the Company's 1998 Employee Incentive Stock Plan. Because the value of stock options and other stock awards is determined by the price of the Company's common stock, the Committee believes these awards benefit shareholders by linking a potentially significant portion of executive pay to the performance of the common stock. In addition, the Plan assists the Company in attracting and retaining key employees and providing a competitive compensation opportunity. Awards to executive officers under the Plan are granted based on the Committee's subjective assessment of the executive's contributions to the Company's

14

performance and to the degree to which compensation in the form of a long-term incentive is likely to produce improved earnings, return on equity and assets and other measures of Company performance. In 2004, the Committee granted options to purchase 1,500 shares of common stock (adjusted for the February, 2004 three-for-two stock split) to each of the executive officers named in the Summary Compensation Table. In addition, on February 28, 2005, the Compensation Committee granted options to purchase 5,000 shares of common stock to Ms. Chau, Mr. Yu and Mr. Dudley based on the factors described above.

Chief Executive Officer Compensation

The Compensation Committee formally reviews the compensation paid to the Chief Executive Officer of the Company and of the Bank each year. Changes in base salary and the awarding of cash incentives are based on overall financial performance and profitability related to objectives stated in the Company's strategic performance plan and the initiatives taken to direct the Company. Information from Proxy Statement surveys is used in formulating recommendations regarding changes in the Chief Executive Officer's compensation to ensure her total compensation is comparable with industry peers.

After review of market information, specific accomplishments and the financial performance of the Company, the Committee increased the base salary of the Chief Executive Officer to $180,180 from $173,250, effective February 21, 2005. The Committee also awarded her a bonus of $78,582 for 2004 and granted her 5,000 options to purchase stock, as described under "---Cash Incentives" and "---Long-term Incentives" above, based on the Company's attainment of designated thresholds under the Cash Incentive Plan and her contributions to the Company's profitability during that year. In 2004, Ms. Chau and the Company also entered into the Post Retirement Compensation Agreement described in "---Retirement Compensation" above.

$1 Million Deduction Limit

At this time, the Company does not appear to be at risk of losing deductions under the $1 million deduction limit on executive pay established under Section 162(m) of the Internal Revenue Code of 1986. As a result, the Committee has not established a policy regarding this limit.

Summary

In summary, the Company's overall executive compensation program is designed to reward managers for superior individual, Company and share value performance. The executive compensation program incorporates a shareholder point of view in several different ways. The Compensation Committee monitors the various program guidelines and may adjust these as it deems appropriate. The Compensation Committee believes that the compensation of the Company's officers and employees, including the executive officers, is reasonable and competitive with compensation paid by other financial institutions of similar size and financial performance. The Company's total personnel expense (which includes base salaries, cash bonuses, 401(k) matching contributions, health care coverage and all other benefits) as a percentage of average assets was 1.42% for the year ended December 31, 2004.

Carl L. Patrick, Jr. (Chairman)   Gerald L. Allison   James S. Lai, Ph.D.

Sion Nyen (Francis) Lai   Donald Harkleroad

PERFORMANCE GRAPH

The following line graph compares the cumulative, total return on the Company's common stock from December 31, 1999 to December 31, 2004, with that of the Nasdaq Composite Index (an average of all stocks traded on the Nasdaq Stock Market), and with that of the SNL Bank Index, provided by SNL Financial, LP, for our peer group (all banks in the Southeast with assets more than $500 million but less than $1 billion), and with that of Summit's 2003 Peer group, as described below the table. Cumulative, total return represents the change in stock price and the amount of dividends received over the indicated period assuming the reinvestment of dividends.



			Period Ending			
Index	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
Summit Bank Corporation	100.00	147.84	156.26	292.95	395.64	644.72
NASDAQ Composite	100.00	60.82	48.16	33.11	49.93	54.49
Summit Bank Corp 2003 Peer Group*	100.00	91.45	113.35	136.13	198.42	231.59
SNL $500M-$1B Bank Index	100.00	95.72	124.18	158.54	228.61	259.07

The Summit Bank Corp 2003 Peer Group consists of banks in the southeast region that trade on the major exchanges with total assets from $250M to $500M.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 15, 2005, the number of shares of common stock of the Company beneficially owned by each person known to the Company to own more than 5% of the outstanding shares of common stock, by each director and director nominee, by each executive officer of the Company named in the Summary Compensation Table, and by all of the directors and executive officers of the Company as a group. Except where otherwise indicated, each individual has sole voting and investment power over the common stock listed by his or her name.

Information relating to beneficial ownership of common stock by directors is based upon information furnished by each person and upon "beneficial ownership" concepts set forth in rules under the Securities Exchange Act of 1934, as amended. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, nominees are named as beneficial owners of shares as to which they may disclaim any beneficial interest.

Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class Beneficially Owned (1)	
Directors				
Carl L. Patrick, Jr.	145,364	(2)	2.51	%
Gerald L. Allison	35,966	(3)	*	
Pin Pin Chau	90,200	(4)	1.56	
David Yu	204,206	(5)	3.53	
Aaron I. Alembik	105,010	(6)	1.82	
Paul C.Y. Chu	413,275	(7)	7.14	
Peter M. Cohen	60,953	(3)	1.05	
Jose I. Gonzalez	5,900	(3)	*	
Jack N. Halpern	149,000	(8)	2.58	
Donald R. Harkleroad	101,480	(9)	1.75	
Shafik H. Ladha	40,050	(10)	*	
James S. Lai	77,000	(3)	1.33	
Sion Nyen (Francis) Lai	68,000	(11)	1.18	
Shih Chien (Raymond) Lo	16,247	(3)	*	
Nack Y. Paek	34,160	(3)	*	
W. Clayton Sparrow, Jr.	47,000	(3)	*	
Howard H.L. Tai	44,000	(3)	*	
Non-Director Executive Officers				
H.A. Dudley, Jr.	42,500	(3)	*	
Gary L. McClung	25,204	(12)	*	
Other 5% Shareholders				
Keefe Managers, LLC	307,174		5.31	
All directors, executive officers and other 5% shareholders as a group (21 in total)	2,012,689	(13)	35.34	%

* Represents less than one percent of the outstanding shares

(1)   Based on 5,694,604 shares outstanding as of March 15, 2005, and in the case of beneficial owners who hold options for shares exercisable within 60 days of March 15, 2005, includes as outstanding the number of shares subject to such options.

(2)   Includes 720 shares held by Mr. Patrick's wife, 1,062 shares held by his child, and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(3)   Includes 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(4)   Includes 26,760 shares held by Ms. Chau and her husband and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(5)   Represents 171,066 shares held by Mr. Yu and his wife, 26,640 shares held by his children, and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(6)   Includes 28,000 shares held by Mr. Alembik's wife, 7,200 shares in a trust for which Mr. Alembik and his wife have voting power, and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(7)   Includes 205,000 shares held by May Foong Corporation, of which Mr. Chu is President and 5,000 shares subject to options received under the Company's Stock Incentive Plan. Mr. Chu's address is 371 Knollwood Road Ext., Elmsford, New York.

(8)   Includes 90,000 shares held by Halpern Enterprises of which Mr. Halpern is President, 18,000 shares held by children in Mr. Halpern's household, 9,000 shares held in a Trust for a minor child, and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(9)   Includes 91,800 shares held by Bristol Summit Company and 4,320 shares held by The Bristol Company, both of which Mr. Harkleroad is President, as well as 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(10) Includes 35,050 shares held by Ladha Holdings Inc., of which Mr. Ladha is President and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(11) Includes 36,000 shares held by U.S. Pacific Investment Group, of which Mr. Lai is President and 5,000 shares subject to options received under the Company's Stock Incentive Plan.

(12) Mr. McClung resigned from the Company effective February 28, 2005.

(13) Includes 90,000 shares subject to stock options received under the Company's Employee Stock Incentive Plan exercisable within 60 days.

INDEPENDENT AUDITORS

KPMG LLP, Atlanta, Georgia, acted as the Company's principal independent registered public accounting firm for the fiscal year ended December 31, 2004. Representatives of KPMG LLP are expected to be present at the Shareholders' Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

The following table sets forth the fees for professional audit services rendered by KPMG LLP for the audits of the Company's annual financial statements for the years indicated and fees billed by KPMG LLP for other professional services provided in the years indicated:

Category	2004	2003
Audit Fees	$126,500	$104,600
Tax Fees (1)	27,000	--
All Other Fees (2)	--	61,815
Total	$153,500	$166,415

(1) Represents fees paid for tax return preparation and tax consulting.
(2) Represents fees paid for consulting services related to the establishment of a real estate investment trust.

The Audit Committee has considered the provision of non-audit services by our principal accountants and has determined that the provision of such services were consistent with maintaining the independence of the Company's principal accountants.

SHAREHOLDER PROPOSALS AND COMMUNICATIONS

Proposals

Shareholder proposals submitted for consideration at the next annual meeting of shareholders must be received by the Company no later than November 26, 2005, to be included in the 2006 proxy materials. A shareholder must notify the Company before February 9, 2006 of a proposal for the 2006 Annual Meeting which the shareholder intends to present other than by inclusion in the Company's proxy material. If the Company does not receive such notice prior to February 9, 2006, proxies solicited by the management of the Company will confer discretionary authority upon the management of the Company to vote upon any such matter.

Communications

Shareholders wishing to communicate with the Board of Directors or with a particular director may do so in writing addressed to the Board, or to the particular director, and sending it to the Secretary of the Company at the Company's principal office at 4360 Chamblee Dunwoody Road, Suite 300, Atlanta, Georgia 30341. The Secretary will promptly forward such communications to the applicable director or to the Chairman of the Board for consideration at the next scheduled meeting.

PROXY SOLICITATION COSTS

The Company will pay the cost of soliciting proxies for the 2005 Annual Meeting. In addition to the solicitation of shareholders of record by mail, telephone, facsimile or personal contact, the Company will contact brokers, dealers, banks, or voting trustees or their nominees who can be identified as record holders of common stock. These holders, after inquiry by the Company, will provide information concerning the quantities of proxy materials and 2004 Annual Reports they need to supply these items to beneficial owners; and the Company will reimburse them for the reasonable expense of mailing proxy materials and 2004 Annual Reports to such persons.

OTHER MATTERS

Management is not aware of any other matters to be presented for action at the meeting other than those mentioned in the Notice of Annual Meeting of Shareholders and referred to in this Proxy Statement. If any other matters come before the meeting, the persons named in the enclosed proxy intend to vote on such matters in accordance with their judgment.

_____

The Company will furnish to its shareholders without charge (other than for exhibits) a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including the financial statements and schedules, as filed with the Securities and Exchange Commission. Requests should be made to Summit Bank Corporation, 4360 Chamblee Dunwoody Road, Suite 300, Atlanta, Georgia, 30341, Attention: H. A. Dudley, Acting Secretary. The report can also be obtained through our website at www.summitbk.com by accessing the investor relations page.

By Order of the Board of Directors:

___/s/ H. A. Dudley, Jr._____
H.A. Dudley, Jr.
Acting Secretary

March 24, 2005

SUMMIT BANK CORPORATION

AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by Summit Bank Corporation ("the Company") to the Securities and Exchange Commission ("SEC") or the public; the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the Board; and the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control systems.

- Review and assess the performance of the Company's independent accountants and internal auditing department.

- Facilitate open communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities through the activities enumerated in Section IV of this Charter. This Charter is designed to comply with the guidelines promulgated in the Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, issued in 1999, federal securities laws and the rules and regulations of the National Association of Securities Dealers (the "NASD").

The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors, each of whom shall be independent directors as defined by the NASD and the federal securities laws. No Audit Committee member shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

All members of the Audit Committee shall be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in his or her financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs.

The members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

III. MEETINGS

The Audit Committee shall meet at least quarterly, or more frequently as circumstances dictate. To foster open communication, the Audit Committee should meet periodically with management, the internal auditor and the independent accountants in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee shall meet with the independent accountants and management quarterly to review the Company's financial statements.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Financial Review

1. Review the Company's annual audited financial statements and any reports or other financial information submitted to the SEC or the public, including any certification, report, opinion, or review rendered by the independent accountants.

2. Review the regular internal reports to management prepared by the internal auditing department and management's responses.

3. Review and discuss with management and the independent accountants the Company's Form 10-K, including disclosures made in management's discussion and analysis.

4. Review and discuss with management and the independent accountants the Company's quarterly financial statements and reports on Form 10-Q, including the results of the independent auditor's review of such financial statements and reports.

5. Discuss with management and the independent accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

6. Review reports of examinations made by federal and state banking examiners and ascertain that all operational deficiencies set forth in such exams are adequately addressed.

7. Review management's analysis of the adequacy of the allowance for loan losses.

Independent Accountants

1. Select the independent accountants, considering independence and effectiveness, and approve the fees and other compensation to be paid to the independent accountants.

2. Ensure receipt from the outside auditors of a formal statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, and actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor.

3. Review the performance of the independent accountants and discharge the independent accountants when circumstances warrant.

4. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

5. Pre-approve all non-audit services provided by the independent accountants (including the fees and terms thereof) in accordance with policies and procedures established by the Audit Committee and applicable legal and regulatory requirements and not engage them to perform any specific non-audit services prohibited by law or regulation.

6. Confirm partners who will participate in the audit comply with the rotation and non-audit compensation requirements of the SEC and other applicable regulatory bodies.

7. Resolve any disagreements between management and the auditor regarding financial reporting.

Financial Reporting Processes

1. In consultation with the independent accountants and the internal auditors, review the integrity of the Company's financial reporting processes.

2. Consider the independent accountants' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

3. Consider and approve major changes to the Company's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

Process Improvement

1. Establish regular and separate systems of reporting to the Audit Committee by each of management, the independent accountants and the internal auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

2. Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

3. Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

4. Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

5. Review information regarding the independent accountants' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent accountants, or any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to any independent audits carried out by the independent accountants, and any steps taken to deal with any such issues.

6. Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Forms 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Ethical and Legal Compliance

1. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established systems to enforce the Code.

2. Review management's monitoring of the Company's compliance with the Company's Code of Ethical Conduct, and ensure that management has the proper review systems in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

3. Review activities, organizational structure, and qualifications of the internal audit department.

4. Review, with the Company's counsel, legal compliance matters including corporate securities trading policies.

5. Review, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

6. Perform any other activities consistent with this Charter, the Company's By-laws and governing law.

7. Approve procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; the

confidentiality, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and the review of such confidential information.

Whistleblower Provisions

1. Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

2. Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

V. OUTSIDE ADVISORS & FUNDING

The Audit Committee may retain independent counsel, accountants or other professional advisors to assist it in carrying out its responsibilities. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of: (a) compensation of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (b) compensation of any advisors retained by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

1. ELECTION OF DIRECTORS

☐   FOR all nominees
listed below (except as indicated to the contrary below)

☐   WITHHOLD AUTHORITY
to vote for all nominees listed below

Aaron L. Alembik	Jack N. Halpern	Sion Nyen (Francis) Lai
Shih Chien (Raymond) Lo	W. Clayton Sparrow, Jr.	Pin Pin Chau

INSTRUCTION: To withhold authority to vote for one or more nominees, write the nominee's name(s) here _____

IF NO PREFERENCE IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED IN PROPOSAL 1.

_____
Print Name of Shareholder

_____
Signature of Shareholder

Important: Please sign this proxy exactly as your name(s) appear(s) hereon. If shares are held by more than one owner, each must sign. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full name.

Dated:_____, 2005

BE SURE TO DATE THIS PROXY

^   FOLD AND DETACH HERE   ^

SUMMIT BANK CORPORATION
PROXY

This Proxy is solicited by the Board of Directors of Summit Bank Corporation (the "Company") for the Annual Meeting (the "Meeting") of the shareholders of the Company to be held at The Summit National Bank, 4360 Chamblee Dunwoody Road, Suite 300, Atlanta, Georgia 30341, on the 2nd day of May 2005, at 3:00 p.m. (Atlanta time).

The undersigned hereby appoints Pin Pin Chau and David Yu, or either of them, with individual power of substitution, proxies to vote all shares of Common Stock of Summit Bank Corporation which the undersigned may be entitled to vote at the Meeting and at all adjournments thereof.

All Proxies will be voted in accordance with the instructions contained in the Proxies. If no choice is specified, Proxies will be voted "FOR" the election to the Board of Directors of all the nominees listed on the reverse side and in accordance with the best judgment of the Proxy holder on any other matters which may properly come before the Meeting.

PLEASE COMPLETE, DATE AND SIGN THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING ON MAY 2, 2005. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

SEE REVERSE SIDE